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                              June 21, 2023

       Deepika Vuppalanchi
       Chief Executive Officer
       Syra Health Corp
       1119 Keystone Way N. #201
       Carmel, IN 46032

                                                        Re: Syra Health Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 13, 2023
                                                            File No. 333-271622

       Dear Deepika Vuppalanchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 13,
2023

       Risk Factors
       "The market price of our Class A common stock may be volatile and fluctuate . . . ", page 21

   1. We note your disclosure that "stock markets have experienced extreme price and volume fluctuation" and that
"[t]hese fluctuations have often been unrelated or disproportionate to the operating
performance of those companies." Revise to expand your discussion of the risks to investors when
investing in stock where the price is changing rapidly. In
                                                        particular, clearly
state that such volatility, including any stock-run up, may be unrelated to your actual or
expected operating performance and financial condition or prospects, making it difficult for
prospective investors to assess the rapidly changing value of your stock. To the extent
that you anticipate your shares to be more thinly traded than larger,
 Deepika Vuppalanchi
Syra Health Corp
June 21, 2023
Page 2
         established companies with relatively larger public floats, also revise to discuss the risks and related consequences due to such lack of liquidity, including the risk that sales of relatively small quantities of shares by your shareholders may disproportionately influence your share price.
Capitalization, page 31

2.       Please tell us the following:
             Why you did not include the revolving line of credit balance of $298,599 as of March
             31, 2023, as part of your indebtedness.
             You state that the conversion of the convertible notes is included in the as adjusted column but it appears to be in the pro forma column per the tabular disclosure. Please advise or revise.
             Why the debt amounts are being subtracted in the calculation of total capitalization instead of adding to the total.
             Why the cash and stockholders' equity presented in the as adjusted column on page 8 differ from the amounts presented here.
Dilution, page 32

3. We are reissuing comment 1 as it appears your calculation of net tangible book value continues to include deferred offering costs of $751,378 per the consolidated balance sheet as of March 31, 2023 and the table on page 33 continues to provide share amounts for only Class A . Please revise your net tangible book value calculation to exclude deferred offering costs and revise the table on page 33 to present Class A and B common stock together. Additionally, please revise your dilution table to begin with historical net tangible book value. Refer to Item 506 of Regulation
S-K.
General

4. We note that you appear to account for the warrants issued in the offering as equity.
       Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the
FirstName LastNameDeepika Vuppalanchi
       settlement amounts that are dependent upon the characteristics of the holder of the
Comapany    NameSyra
       warrant,        Health
                and if so, howCorp
                               you analyzed those provisions in accordance with
the guidance in
       ASC
June 21, 2023815-40.
               Page 2
FirstName LastName
 Deepika Vuppalanchi
FirstName
Syra HealthLastNameDeepika Vuppalanchi
            Corp
Comapany
June       NameSyra Health Corp
     21, 2023
June 21,
Page 3 2023 Page 3
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jeffrey Fessler